Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Andina Acquisition Corp. III on Form S-1/A [File No. 333-228530] of our report dated June 28, 2018, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern with respect to our audits of the financial statements of Andina Acquisition Corp. III as of December 31, 2017 and 2016 and for the year ended December 31, 2017 and the period from July 29, 2016 (inception) through December 31, 2016, which report appears in the Prospectus, which is a part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

New York, NY

January 4, 2019